SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 s

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended January 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|                  Form 40-Fs
---------------                     ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes                 No |X|
---------------         --------------

Exhibit 1.1	Total Voting Rights dated 03 January 2023
Exhibit 1.2	Transaction in Own Shares dated 03 January 2023
Exhibit 1.3	Transaction in Own Shares dated 04 January 2023
Exhibit 1.4	Transaction in Own Shares dated 05 January 2023
Exhibit 1.5	Transaction in Own Shares dated 06 January 2023
Exhibit 1.6	Transaction in Own Shares dated 09 January 2023
Exhibit 1.7	Transaction in Own Shares dated 10 January 2023
Exhibit 1.8	Director/PDMR Shareholding dated 11 January 2023
Exhibit 1.9	Transaction in Own Shares dated 11 January 2023
Exhibit 1.10	Transaction in Own Shares dated 12 January 2023
Exhibit 1.11	Transaction in Own Shares dated 13 January 2023
Exhibit 1.12	Transaction in Own Shares dated 16 January 2023
Exhibit 1.13	Transaction in Own Shares dated 17 January 2023
Exhibit 1.14	Transaction in Own Shares dated 18 January 2023
Exhibit 1.15	Transaction in Own Shares dated 19 January 2023
Exhibit 1.16	Transaction in Own Shares dated 20 January 2023
Exhibit 1.17	Transaction in Own Shares dated 23 January 2023
Exhibit 1.18	Transaction in Own Shares dated 24 January 2023
Exhibit 1.19	Transaction in Own Shares dated 25 January 2023
Exhibit 1.20	Director/PDMR Shareholding dated 25 January 2023
Exhibit 1.21	Transaction in Own Shares dated 26 January 2023
Exhibit 1.22	Transaction in Own Shares dated 27 January 2023
Exhibit 1.23	Transaction in Own Shares dated 30 January 2023

Exhibit 1.1

BP p.l.c.
Total voting rights and share capital

As at 30 December 2022, the issued share capital of BP p.l.c. comprised 18,157,211,814 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares held in treasury by BP p.l.c. is 940,571,303. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,162,294,314. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules ("DGTRs").

This announcement is made in accordance with the requirements of DGTR 5.6.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure
	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	30 December 2022

3. New total number of voting rights:
No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,157,211,814
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,571,303
New total number of voting rights (including treasury shares):	19,102,865,617

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,989,860 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,194,028	399,074	1,396,758
Highest price paid per Share (pence):	496.65	496.45	496.55
Lowest price paid per Share (pence):	481.35	481.35	481.30
Volume weighted average price paid per Share (pence):	488.3974	488.3378	488.1809

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	488.3974	2,194,028
Cboe (UK)/BXE	488.3378	399,074
Cboe (UK)/CXE	488.1809	1,396,758

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5764L_1-2023-1-3.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,905,006 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,952,503	390,501	1,562,002
Highest price paid per Share (pence):	473.70	473.50	473.70
Lowest price paid per Share (pence):	465.10	465.15	465.10
Volume weighted average price paid per Share (pence):	468.8604	469.0066	468.8671

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	468.8604	1,952,503
Cboe (UK)/BXE	469.0066	390,501
Cboe (UK)/CXE	468.8671	1,562,002

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7193L_1-2023-1-4.pdf

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 4,025,911 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,012,956	402,591	1,610,364
Highest price paid per Share (pence):	474.20	474.15	474.20
Lowest price paid per Share (pence):	465.90	467.50	466.80
Volume weighted average price paid per Share (pence):	471.1937	471.1320	471.1845

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	471.1937	2,012,956
Cboe (UK)/BXE	471.1320	402,591
Cboe (UK)/CXE	471.1845	1,610,364

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8619L_1-2023-1-5.pdf

Exhibit 1.5
 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 6 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 4,009,673 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,004,837	400,967	1,603,869
Highest price paid per Share (pence):	479.95	480.00	479.95
Lowest price paid per Share (pence):	475.10	475.05	475.05
Volume weighted average price paid per Share (pence):	477.9960	477.9889	477.9882

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	477.9960	2,004,837
Cboe (UK)/BXE	477.9889	400,967
Cboe (UK)/CXE	477.9882	1,603,869

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0022M_1-2023-1-6.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	05 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,153,221,954
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,571,303
New total number of voting rights (including treasury shares):	19,098,875,757

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	06 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,149,316,948
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,571,303
New total number of voting rights (including treasury shares):	19,094,970,751

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,710,432 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,855,309	371,104	1,484,019
Highest price paid per Share (pence):	485.25	485.20	485.30
Lowest price paid per Share (pence):	478.05	477.95	477.95
Volume weighted average price paid per Share (pence):	482.0915	482.1933	482.1059

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	482.0915	1,855,309
Cboe (UK)/BXE	482.1933	371,104
Cboe (UK)/CXE	482.1059	1,484,019

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1551M_1-2023-1-9.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	09 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,145,291,037
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,571,303
New total number of voting rights (including treasury shares):	19,090,944,840

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,635,305 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,818,516	361,977	1,454,812
Highest price paid per Share (pence):	482.15	481.75	482.15
Lowest price paid per Share (pence):	474.10	474.30	474.10
Volume weighted average price paid per Share (pence):	477.4123	477.5250	477.3876

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	477.4123	1,818,516
Cboe (UK)/BXE	477.5250	361,977
Cboe (UK)/CXE	477.3876	1,454,812

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3090M_1-2023-1-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,141,734,809
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,086,935,167

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.793	65
d)	Aggregated information - Volume - Price - Total	65 £4.793 £311.55
e)	Date of the transaction	10 January 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.793	78
d)	Aggregated information - Volume - Price - Total	78 £4.793 £373.85
e)	Date of the transaction	10 January 2023
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,674,232 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,837,116	367,423	1,469,693
Highest price paid per Share (pence):	481.05	480.75	480.75
Lowest price paid per Share (pence):	474.45	474.30	474.30
Volume weighted average price paid per Share (pence):	477.8723	477.8847	477.8495

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	477.8723	1,837,116
Cboe (UK)/BXE	477.8847	367,423
Cboe (UK)/CXE	477.8495	1,469,693

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4522M_1-2023-1-11.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,138,024,377
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,083,224,735

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,608,926 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,804,391	360,886	1,443,649
Highest price paid per Share (pence):	486.50	486.35	486.55
Lowest price paid per Share (pence):	479.35	479.30	479.35
Volume weighted average price paid per Share (pence):	482.7892	482.8345	482.7741

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	482.7892	1,804,391
Cboe (UK)/BXE	482.8345	360,886
Cboe (UK)/CXE	482.7741	1,443,649

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5944M_1-2023-1-12.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days. The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,134,389,072
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,079,589,430

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,571,978 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,785,989	357,198	1,428,791
Highest price paid per Share (pence):	486.40	486.10	486.35
Lowest price paid per Share (pence):	482.55	482.65	482.65
Volume weighted average price paid per Share (pence):	484.4760	484.4484	484.4743

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	484.4760	1,785,989
Cboe (UK)/BXE	484.4484	357,198
Cboe (UK)/CXE	484.4743	1,428,791

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7397M_1-2023-1-13.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days. The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,130,714,840
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,075,915,198

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,562,103 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,782,016	354,474	1,425,613
Highest price paid per Share (pence):	487.75	487.75	487.75
Lowest price paid per Share (pence):	480.70	480.75	480.80
Volume weighted average price paid per Share (pence):	483.6361	483.7296	483.6369

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	483.6361	1,782,016
Cboe (UK)/BXE	483.7296	354,474
Cboe (UK)/CXE	483.6369	1,425,613

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8926M_1-2023-1-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,127,105,914
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,072,306,272

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,561,122 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,780,561	356,112	1,424,449
Highest price paid per Share (pence):	487.50	487.45	487.45
Lowest price paid per Share (pence):	478.00	478.65	478.70
Volume weighted average price paid per Share (pence):	482.8056	482.8567	482.9238

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	482.8056	1,780,561
Cboe (UK)/BXE	482.8567	356,112
Cboe (UK)/CXE	482.9238	1,424,449

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0407N_1-2023-1-17.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,123,533,936
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,068,734,294

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,499,208 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,749,604	349,921	1,399,683
Highest price paid per Share (pence):	489.35	489.20	489.35
Lowest price paid per Share (pence):	479.75	481.85	480.10
Volume weighted average price paid per Share (pence):	485.9652	485.9220	485.9469

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	485.9652	1,749,604
Cboe (UK)/BXE	485.9220	349,921
Cboe (UK)/CXE	485.9469	1,399,683

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1866N_1-2023-1-18.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	18 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,119,971,833
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,065,172,191

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,439,220 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,719,610	343,922	1,375,688
Highest price paid per Share (pence):	480.65	478.95	480.65
Lowest price paid per Share (pence):	471.85	471.85	471.75
Volume weighted average price paid per Share (pence):	475.7076	475.6662	475.7247

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	475.7076	1,719,610
Cboe (UK)/BXE	475.6662	343,922
Cboe (UK)/CXE	475.7247	1,375,688

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3266N_1-2023-1-19.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,116,410,711
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,061,611,069

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,522,625 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,760,280	352,469	1,409,876
Highest price paid per Share (pence):	482.50	482.20	482.55
Lowest price paid per Share (pence):	475.10	475.20	475.25
Volume weighted average price paid per Share (pence):	477.4048	477.4267	477.3657

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	477.4048	1,760,280
Cboe (UK)/BXE	477.4267	352,469
Cboe (UK)/CXE	477.3657	1,409,876

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4643N_1-2023-1-20.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,112,911,503
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,058,111,861

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,494,529 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,746,484	349,418	1,398,627
Highest price paid per Share (pence):	482.40	482.40	482.40
Lowest price paid per Share (pence):	475.50	476.10	475.50
Volume weighted average price paid per Share (pence):	480.0082	480.0047	480.0278

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	480.0082	1,746,484
Cboe (UK)/BXE	480.0047	349,418
Cboe (UK)/CXE	480.0278	1,398,627

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6019N_1-2023-1-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,109,472,283
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,054,672,641

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,432,914 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,716,457	343,291	1,373,166
Highest price paid per Share (pence):	483.40	483.10	483.10
Lowest price paid per Share (pence):	472.80	472.95	472.80
Volume weighted average price paid per Share (pence):	476.7432	476.8050	476.7878

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	476.7432	1,716,457
Cboe (UK)/BXE	476.8050	343,291
Cboe (UK)/CXE	476.7878	1,373,166

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7407N_1-2023-1-24.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,105,949,658
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,051,150,016

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,469,124 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,734,562	346,912	1,387,650
Highest price paid per Share (pence):	477.90	477.90	477.90
Lowest price paid per Share (pence):	468.80	468.95	468.65
Volume weighted average price paid per Share (pence):	474.2497	474.3386	474.3276

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	474.2497	1,734,562
Cboe (UK)/BXE	474.3386	346,912
Cboe (UK)/CXE	474.3276	1,387,650

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8805N_1-2023-1-25.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,102,455,129
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,047,655,487

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp IST Deferred Annual Bonus Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,300
d)	Aggregated information - Volume - Price - Total	1,300 Nil consideration (market value £4.83) Nil (market value £6,279)
e)	Date of the transaction	16 January 2023
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,448,951 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,724,267	344,937	1,379,747
Highest price paid per Share (pence):	483.95	483.90	483.95
Lowest price paid per Share (pence):	475.50	475.60	475.50
Volume weighted average price paid per Share (pence):	479.6627	479.6038	479.6916

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	479.6627	1,724,267
Cboe (UK)/BXE	479.6038	344,937
Cboe (UK)/CXE	479.6916	1,379,747

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0254O_1-2023-1-26.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,099,022,215
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,044,222,573

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,342,756 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,671,471	334,294	1,336,991
Highest price paid per Share (pence):	496.50	496.40	496.50
Lowest price paid per Share (pence):	487.15	487.80	487.75
Volume weighted average price paid per Share (pence):	491.8870	492.0655	492.0158

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	491.8870	1,671,471
Cboe (UK)/BXE	492.0655	334,294
Cboe (UK)/CXE	492.0158	1,336,991

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1650O_1-2023-1-27.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	27 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,095,553,091
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,040,753,449

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 January 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 3,260,400 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,630,200	326,040	1,304,160
Highest price paid per Share (pence):	496.25	496.20	496.20
Lowest price paid per Share (pence):	486.30	486.50	486.35
Volume weighted average price paid per Share (pence):	491.6153	491.6407	491.7036

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	491.6153	1,630,200
Cboe (UK)/BXE	491.6407	326,040
Cboe (UK)/CXE	491.7036	1,304,160

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3161O_1-2023-1-30.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	30 January 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,092,104,140
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,117,858
New total number of voting rights (including treasury shares):	19,037,304,498

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 February 2023
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary